Motorcar Parts of America, Inc.
2929 California Street
Torrance, CA 90503
(310) 212-7910
March 27, 2009
Mr. Jay Mumford
Senior Attorney
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, NE
Washington, DC 20549-0306

Re:	Motorcar Parts of America, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended March 31, 2008
Form 10-Q for the Quarterly Period Ended December 31, 2008
Supplemental Response Filed February 20, 2009
File No. 001-33861
Dear Mr. Mumford:
     Enclosed please find our responses to the Comments (other than Comment No. 2) regarding the above-referenced filings provided by you in a letter to us dated March 13, 2009. Please note that our response to Comment No. 2 was previously provided in our letter to you dated March 16, 2009. We have always taken our public filings seriously, and we appreciate the time your staff has taken on this review and their accessibility.
     All responses set forth below are keyed to the sequential numbering of your comments and to the headings used in your letter dated March 13, 2009. Your comments are in bold type, and our responses and supplemental information are in regular type.
Form 10-K for the Annual Period Ended March 31, 2008
1.	We note your response to prior comment 2. We also note that on February 20, 2009 you filed a proxy statement on Schedule 14A. Nasdaq Rule 4350(c) provides, as you note, that a new listed company is required to hold an annual meeting within one year after its first fiscal year-end following listing, provided that it was not previously subject to a requirement to hold an annual meeting. You appear to have been subject to such a requirement given the terms of your by-laws and the New York business corporation law. Your response does not explain how you determined that you were not. Therefore we reissue the comment.

Mr. Jay Mumford
March 27, 2009

Company Response:
Based on telephone conversations our outside counsel has had with staff members of NASDAQ, we have been advised that the proviso in IM-4350-8 (Shareholder Meetings) quoted above – “provided that it was not previously subject to a requirement to hold an annual meeting” – refers to the requirements of exchanges or quotations systems on which a newly listed company’s stock was traded prior to being listed on NASDAQ.
Prior to being listed on NASDAQ, our common stock was traded on the Pink Sheets and the Over-The-Counter Bulletin Board, neither of which has a requirement regarding holding an annual meeting. March 31, 2009 is one year after our first fiscal year-end following our listing on NASDAQ. Thus, our March 18, 2009 annual meeting of shareholders satisfied the requirements of Rule 4350(e).
Item 15. Exhibits, Financial Statement Schedules, page 61
3.	We note your response to our prior comment 10 regarding your customer contracts. While the contracts with your customers other than Autozone may not be contracts to sell a majority of your products, Item 601(b)(10)(ii)(B) requires disclosure not only of contracts to sell a majority of products but also of any other contracts on which you are substantially dependent. Please file such contracts as exhibits or otherwise explain why you believe you are not substantially dependent upon them.
Company Response:
We will file these contracts as exhibits.
4.	We further note your response to our prior comment 10 regarding the Autozone contract. Item 601(b)(10) requires you to file complete agreements. Please provide us with your legal analysis through which you determined that you need not file the complete agreement, or file the agreement as an exhibit.
Company Response:
We will file this contract as an exhibit.
Form 10-Q for the Quarterly Period Ended December 31, 2008
Financial Statements, page 4
Note 3. Goodwill and Intangible Assets. Page 9
5.	Please tell us and revise future filings to disclose a description of the facts and circumstances leading to the impairment of your goodwill, consistent with paragraph 47(a) of SFAS 142.

Mr. Jay Mumford
March 27, 2009

Company Response:
In addition to the annual test of impairment, goodwill must be evaluated more frequently if we believe indicators of impairment exist. Such indicators include, but are not limited to, events or circumstances such as a significant adverse change in the business climate, unanticipated competition, a loss of key personnel, adverse legal or regulatory developments, or a significant decline in the market price of our common stock.
The U.S. economy is currently undergoing significant slowdown and volatility due to uncertainties related to availability of credit, difficulties in the banking and financial services sectors, softness in the housing market, severely diminished market liquidity, falling consumer confidence and rising unemployment rates.
As disclosed in Note 3 to our Financial Statements in our Form 10-Q for the quarterly period ended December 31, 2008, our market capitalization in the third quarter of fiscal 2009 decreased significantly, which we considered, in addition to other macroeconomic data, represented a triggering event for potential goodwill impairment. Accordingly, we performed an interim goodwill impairment test in accordance with SFAS No. 142. It is also noted that we are comprised of a single reporting unit (the Company itself), as we have not identified any components beneath our one operating segment.
Based on this interim assessment, our management concluded that, as of December 31, 2008, the carrying value of our reporting unit exceeded its fair value under step one of the test and proceeded to step two. Under step two, we determined that goodwill was fully impaired as the carrying value of $2,091,000 exceeded the implied fair value of zero, and therefore recorded a pre-tax, non-cash goodwill impairment charge of $2,091,000. We further note that after recording the impairment charge, we had no goodwill remaining on our Consolidated Balance Sheet as of December 31, 2008.
We will revise future filings to clarify the facts and circumstances leading to the impairment of our goodwill, consistent with paragraph 47(a) of SFAS No. 142.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
Critical Accounting Policies and Estimates, page 24
6.	In the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, please consider disclosing the following:
•	In addition to disclosing each of the valuation methodologies used to value goodwill, please include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•	How you weight each of the methods used including the basis for that weighting.

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

Mr. Jay Mumford
March 27, 2009

•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.
Company Response:
In future filings, we will provide additional insight into management’s judgment into accounting for goodwill.
Set forth below is an example of the proposed disclosure we expect to include in our Form 10-K for the fiscal year ending March 31, 2009. The last bullet point is not applicable to us since all of our goodwill arose in the current fiscal year.
“We account for goodwill under the guidance set forth in SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), which specifies that goodwill and indefinite-lived intangibles should not be amortized. We evaluate goodwill for impairment on an annual basis or more frequently if events or circumstances occur that would indicate a reduction in fair value of the Company. Such indicators include, but are not limited to, events or circumstances such as a significant adverse change in the business climate, unanticipated competition, a loss of key personnel, adverse legal or regulatory developments, or a significant decline in the market price of our common stock. In addition, we identified a single reporting unit (the Company itself) in accordance with SFAS No. 142, as we had not identified any components of the Company beneath the one operating segment described in Note 1 in the Notes to Consolidated Financial Statements.
The goodwill impairment test is a two-step impairment test. In the first step, we compare the fair value of the reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to the reporting unit, goodwill is not impaired and therefore we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it to the carrying value of the reporting unit’s goodwill.
Our market capitalization in the third quarter of fiscal 2009 decreased significantly, which represented a possible triggering event for potential goodwill impairment. Accordingly, we performed an interim goodwill impairment test in accordance with SFAS No. 142.
For the third quarter 2009 interim impairment test, we determined the fair value of the reporting unit based on an equal weighting of: (1) a market capitalization approach, (2) a discounted cash flow analysis; and (3) a market approach. The market capitalization is calculated by multiplying the average share price of our common stock for the last 30 days prior to the measurement date by the number of outstanding

Mr. Jay Mumford
March 27, 2009

common shares and adding a control premium. The discounted cash flow analysis establishes fair value by estimating the present value of the projected future cash flows of reporting unit and applying a 3% terminal growth rate. The present value of estimated discounted future cash flows is determined using significant estimates of revenue and costs for the reporting unit, driven by assumed growth rates, as well as appropriate discount rates. The discount rate of 15% was determined using a weighted-average cost of capital that incorporates long-term government bonds, effective cost of debt, and the cost of equity of similar guideline companies. The market approach is calculated using market multiples and comparable transaction data for guidelines companies. The guideline information was based on publicly available information. A valuation multiple was selected based on a financial benchmarking analysis that compared the reporting unit’s benchmark result with the guideline information. In addition to these financial considerations, qualitative factors such as business descriptions, market served, and profitability were considered in the ultimate selection of the multiple used to estimate a value on a minority basis. A control premium was applied to the minority basis value to arrive at the reporting unit’s estimated fair value on a controlling basis. The selection and weighting of the various fair value techniques may result in a higher or lower fair value. Judgment is applied in determining the weightings that are most representative of fair value. Management has performed a sensitivity analysis on its significant assumptions and has determined that a change in its assumptions within selected sensitivity testing levels would not impact its conclusion.
Based on this interim assessment, we concluded that, as of December 31, 2008, the carrying value of our reporting unit exceeded its fair value under step one of the test and proceeded to step two. Under step two, we determined that goodwill was fully impaired as the carrying value of $2,091,000 exceeded the implied fair value of zero, and therefore recorded a pre-tax, non-cash goodwill impairment charge of $2,091,000 as disclosed in the Consolidated Statements of Income. After recording the impairment charge, we had no goodwill remaining on our Consolidated Balance Sheet as of March 31, 2009.”
Item 4. Controls and Procedures, page 26
7.	We note your statement that your “disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives as specified above.” Please revise future filings to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section 11.F.4 of Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Mr. Jay Mumford
March 27, 2009

Company Response:
In future filings, assuming our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer have in fact reached the following conclusion, we will include the following disclosure:
“We carried out an evaluation required by the Securities Exchange Act of 1934 (the “1934 Act”), under the supervision and with the participation of our Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) of the 1934 Act, as of the end of the period covered by this report. Based on this evaluation, our Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer concluded that our disclosure controls and procedures were effective.
Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Management does not expect, however, that our disclosure controls and procedures will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.”
     We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any additional comments or inquiries with respect to this matter to the undersigned, via telephone at (310) 972-5141 or fax at (310) 347-4369. Thank you.

Sincerely,
/s/ David Lee

David Lee Chief Financial Officer

cc:	Kaitlin Tillan, Assistant Chief Accountant, United States Securities and Exchange Commission
Andri Boerman, Staff Accountant, United States Securities and Exchange Commission
Ruairi Regan, Esq., Staff Attorney, United States Securities and Exchange Commission